October 16, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Premier Biomedical, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-218250

Dear Mr. Edwards:

The following responses of Premier Biomedical, Inc. (the “Company’) are being provided in response to your comment letter dated October 12, 2017, regarding the above-listed Registration Statement on Form S-1 for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response. Defined terms not otherwise defined herein have the meanings given to those terms in the Registration Statement.

Amendment No. 1 to the Registration Statement on Form S-1

Cover Page

1. We note the statement on the cover page providing the closing price of your common stock as of August 22, 2017. Please update this to the most recent practicable date.

Response: In response to the Staff’s comment, we have updated the closing price that is shown on the cover page and used in our calculation of the registration fee. The closing price shown in Amendment No. 2 that is filed herewith is updated to reflect the closing price of our common stock on October 12, 2017, as reported on the OTCQB market.

General

2. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. Please also tell us whether the number registered for resale represents a good-faith estimate of the maximum amount that you will issue upon conversion of the notes.

United States Securities and Exchange Commission

Division of Corporation Finance

October 16, 2017

Response: In determining the number of shares to register, we wanted to make sure that we had registered enough shares to cover the sale of all shares that may be issued to the Selling Shareholders upon conversion of the notes. The number of shares issuable upon conversion of the notes is determined by prices for our stock in the fifteen trading days prior to conversion. On August 22, 2017 our stock price closed at $0.0112. In setting the number of shares to register, we estimated the maximum number of shares that may be issuable if our stock price dropped significantly. We considered the possibility of our stock price dropping by more than half, to as low as $0.005, resulting in a conversion price of $0.03.

If the Selling Shareholders were to convert the face amount of all convertible notes ($300,000) into common stock using a conversion price of $0.03, we would be required to issue 100,000,000 shares of common stock. The balance owed under the convertible notes will include interest, requiring us to issue additional shares. The convertible notes have an interest rate of 8%. If the convertible notes are held to maturity, we would expect to have over $6,000 in accrued interest due under the notes, and we would need to issue another 2,000,000 shares of common stock.

On page [19] we disclose that, based on prices calculated as of the closing of the market on October 12, 2017, the convertible notes, issued pursuant to the Exchange Agreements and issuable in the Third Closing, would have been convertible into approximately 83,333,333 shares of our common stock (based solely on the face value of the convertible notes and excluding any interest accrued thereon which would require more shares). This number was approximately 66,666,667, based on prices as of October 2, 2017, and the difference over just ten days highlights how the number of shares that could be issued upon conversion of the notes fluctuates significantly for all the reasons set forth above. Despite the change in stock prices since August 22, 2017, we believe that our estimates are still reasonable and give us a just enough flexibility if the stock price continues to drop.

Because we cannot predict with accuracy what our stock price may be upon conversion of the notes and how much interest may have accrued, we have made the best estimates we can based on the factors above and the risk factors disclosed in the Registration Statement. Given this analysis, we believe that it is necessary to register 105,000,000 shares of common stock.

Furthermore, per our undertakings in the Registration Statement, we will remove from registration by means of a post-effective amendment any of the shares being registered which remain unsold at the termination of the offering. We have revised the offering and Registration Statement (see Cover Page and Prospectus Summary) to also terminate the offering upon the sale of all shares that have been, or may be, issued upon conversion of the Selling Shareholders’ convertible notes.

Thank you for your time and attention to this matter. Should you have any questions, please contact our counsel, Brian Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ William A. Hartman

William A. Hartman

Chief Executive Officer